UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             -----------------
------------
FORM N-17f-2                                        OMB
Approval
                                             -----------------
------------
Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
------------

--------------------------------------------------------------
---------------
1. Investment Company Act File Number:        Date examination
completed:

811-21829	                                  September 30,
2019

--------------------------------------------------------------
---------------

2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE     X       DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

--------------------------------------------------------------
---------------

3. Exact name of investment company as specified in registration statement:

BBH Trust
--------------------------------------------------------------
---------------

4. Address of principal executive office (number, street, city, state, zip code):

140 Broadway, New York, NY 10005
--------------------------------------------------------------
---------------



INDEPENDENT ACCOUNTANTS' REPORT

To the Trustees of the BBH Trust:

We have examined management's assertion included in the accompanying Management's Assertion Regarding BBH Trust's Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that the BBH Select Series - Large Cap Fund (the "Fund"), a series of the BBH Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "specified requirements") as of September 30, 2019, with respect to securities reflected in the investment account of the Fund. The Fund's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of September 30, 2019, and with respect to agreement of security purchases and sales for the period from September 9, 2019 (commencement of operations) through
September 30, 2019:


1.	Confirmation of all securities held by institutions in
book entry form by The Depository Trust Company;

2.	Reconciliation of all such securities to the books and
records of the Fund and the Custodian;

3.	Agreement of 2 security purchases and 2 security sales or
maturities since the commencement of operations from the books and records of the Fund to broker confirmations or alternative procedures.

Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2019, with respect to securities reflected in the investment accounts of the Fund, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.




DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 19, 2019